UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-33853

CTRIP.COM INTERNATIONAL, LTD.

(Registrant’s Name)

968 Jin Zhong Road

Shanghai 200335, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By	:	/s/ Xiaofan Wang
Name	:	Xiaofan Wang
Title	:	Chief Financial Officer

Date: September 10, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release—Ctrip Reports Unaudited Second Quarter of 2019 Financial Results

99.2	Press Release—Ctrip to Hold Annual General Meeting on October 25, 2019

99.3	Notice of the 2019 Annual General Meeting of Ctrip.com International, Ltd.

99.4	Form of Proxy for the Annual General Meeting of Shareholders of Ctrip.com International, Ltd.